

Mail Stop 4720

July 31, 2017

Douglas M. Hultquist
President and Chief Executive Officer
QCR Holdings, Inc.
3551 7th Street
Moline, IL 61265

> **Re:** **QCR Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 27, 2017**
> **File No. 333-219493**

Dear Mr. Hultquist:

This is to advise you that we have not reviewed and will not review your registration statements.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Robert M. Fleetwood, Esq.